UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Surgalign Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

86882C105

(CUSIP Number)

Krzysztof Siemionow

3608 Stewart Avenue

Miami, Florida 33133

(216) 410-1829

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 27, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86882C105

1.	Names of Reporting Persons Krzysztof Siemionow
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,076,229
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,076,229
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,076,229
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 6.47%*
14.	Type of Reporting Person (See Instructions) IN

*Based on 155,503,027 shares of the Issuer’s common stock outstanding as of February 2, 2022.

Item 3.	Source and Amount of Funds or Other Consideration

2,656,250 shares of the Issuer’s common stock were issued to Mr. Siemionow upon achievement of a milestone pursuant to that Second Amendment to Stock Purchase Agreement dated January 14, 2022 between the Issuer, Roboticine, Inc, Holo Surgical S.A, Pawel Lewicki and Mr. Siemionow.

Item 5.	Interest in Securities of the Issuer

a)	The 10,076,229 shares of common stock beneficially owned by Mr. Siemionow constitutes approximately 6.47% of the Issuer’s outstanding shares of common stock based on 155,503,027 shares of common stock outstanding as of February 2, 2022.

b)	Mr. Siemionow has the sole power to vote or direct the vote, and dispose or direct the disposition, of all shares of common stock reported on this Schedule 13D.

c)	The information contained in Item 3 to this Schedule 13D is incorporated by reference herein. Other than the acquisition of the shares of common stock as reported in Item 3 to this Schedule 13D, Mr. Siemionow has not effected any transactions in the Issuer’s common stock in the past 60 days.

d)	To the Reporting Person’s knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares owned directly by Mr. Siemionow, other than Mr. Siemionow.

e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2022

/s/ Krzysztof Siemionow
Krzysztof Siemionow

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).